EXHIBIT 3.9

Confident Care Services, Inc..

Staffing Terms

1.      Confident Care Services, Inc. will provide healthcare professionals at the request of the following:    _________________.  This facility is not obligated to use Confident Care Services, Inc. by signing this agreement.

2.      All healthcare professionals providing service to the above mentioned facility will have the following in their Confident Care Services, Inc. file:

•         A copy of current licensure and/or certification

•         Current physical, including PPD and health questionnaire

•         A current CPR card

•         License verification checked quarterly through the automated state system (916) 327-2445

•         Verification of experience, training, and references of the individual

•         Verification of criminal clearance through the department of justice

Confident Care Services, Inc. will relinquish copies of the above healthcare professionals information to the above said facility.  All healthcare professionals are trained in the following areas:

•         Current CAL/OSHA standards

•         Reporting elder and dependent adult abuse:  Your Legal Duty issued by the California Department of Justice

•         HIPAA

EVIDENCE OF INSURANCE

•         Worker's Compensation Insurance for occupationally related injury, disease, disability or death.

•         Malpractice liability and general liability insurance under which Agency Employee is named insured.

3.      Confident Care Services, Inc. will bill the above facility at the rates listed on page 2, under Billing Rates.

4.      Notice of cancellation of a request for services must be given within two hours. If the facility does not notify Confident Care Services, Inc. within two hours, Confident Care Services, Inc. may bill the facility for four hours of service. The facility may choose to utilize the healthcare professional for the minimum billing time of up to four hours.

5.      This facility will not knowingly use the services of or knowingly hire any former Confident Care Services, Inc. healthcare professional for 60 days after the last shift that this facility used our services.  If this facility violates the provisions of this paragraph, this facility will pay Confident Care Services, Inc. $3,500 as damages for all clients of Confident Care Services, Inc. if they hire currently employed within the last 60 days from the above facility. Conversely, Confident Care Services, Inc. will pay $3,500 as damages if they hire staff from above facility.

Billing Rates

1.      This Facility will pay Confident Care Services, Inc., for services rendered at the following per hour rates, which are subject to change. This contract is valid and enforceable until replaced by a later version.

a.       Registered Nurse                              $_____.00/hr

b.      Licensed Vocational Nurse                 $_____.00/hr

c.       Certified Nursing Assistant                 $_____.00/hr

2.      Confident Care Services, Inc. will submit a weekly invoice for services.  The will remit payment within 30 days from the invoice issue date to Confident Care Services, Inc.

3.      All past due invoices will incur a late payment fee of 5.0% per 30 days, or 0.17% per day over contract date.  Additional service charges will be applied if a lawyer, or collections agency must be hired to receive payment.

4.      Confident Care Services, Inc. will bill time and one-half for all hours exceeding 8 and double time for all hours exceeding 12.  In addition, Confident Care Services, Inc. will bill one and one-half over the regular bill rate for the following holidays:

•         New Year's Day

•         Easter

•         Memorial Day

•         Fourth of July

•         Labor Day

•         Thanksgiving Day

•         Christmas Eve

•         Christmas Day

•         New Year's Eve

Authorized Signature: _______________________

Print Name and Title: ________________________ Date: ________________

Facility Name: _____________________________________